Sharp Performance, Inc.

23 Misty Brook Lane

New Fairfield, Connecticut 06812-2380

May 10, 2012

Lilyanna L. Peyser
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

Sharp Performance, Inc.

Registration Statement on Form S-1

Filed October 13, 2010

File No. 333-162072

Dear Ms. Peyser:

By letter dated October 9, 2010, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Sharp Performance, Inc. (“Sharp” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on October 13, 2010. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.

We note your response to comment one in our letter dated March 12, 2010. As requested in that comment, to the extent that you continue to believe that you are not a blank check company, please state this in your registration statement.

RESPONSE:  The Company is not a blank check company because their business plan was to take advantage of a growing foreign car market in the United States.  As such, they established a relationship with a car dealer in Fairfield County, CT, to market a high-end auto.  The Company had to retool its business model when the credit crisis arose limiting new automotive purchases.  Now that credit is once again flowing, the Company has reengaged its business model and has relationships with multiple automobile dealerships.

2.

We note your response to comment four in our letter dated March 12, 2010. In your response letter dated February 12, 2010, you stated that none of the investors in your private placement were accredited investors. However, the Form D filed on October 21, 2010 suggests that 24 of the 41 investors in the private placement were accredited investors. Please advise. In addition, please revise Item 15 of the registration statement to quantify the number of accredited and/or non-accredited investors that participated in the private placement.

RESPONSE: 24 of the 41 investors in the private placement were accredited investors. Item 15 of the registration statement has been revised to quantify the number of accredited investors that participated in the private placement.

Summary Information, page 1 Summary Financial Data, page 2

3.

Please revise the first and second line item descriptions in the first table to conform to the line item descriptions in your consolidated statements of operations. Specifically, the first and second line items should be described as revenues and total expenses rather than income and total general and Administrative expenses.

RESPONSE:  The first and second line item descriptions in the first table have been revised to conform to the line item descriptions in our consolidated statements of operations.

Determination of Offering Price, page 10

4.

We note your response to comment seven in our letter dated March 12, 2010. Your revised disclosure states that the offering price “was determined by [y]our management's good faith estimate of the price of the shares, and is not related to an existing market price or other factor.” Please clarify on what factors your management based its good faith estimate of the price of the shares.

RESPONSE:  The offering was based on the needs of the business to generate sufficient capital for the Company to execute its business plan as well as to provide adequate returns to the investors.

Business, page 20

5.

Here or in another appropriate place in the filing, please disclose the amount of funds you anticipate requiring to fund your continued operations for the next 12 months. If you do not know, please say so. This comment also applies to the risk factor on page 3 entitled “If we are unable to obtain additional funding....”

RESPONSE:  The Company’s business plan is based on a scalable model and does not require a great deal of incremental capital.  Costs for audit, legal fees and salaries should not exceed $15,000.

6.

We note your response to comment 11 in our letter dated March 12. 2010. Please clarify what you mean when you say that “the cost of the customization process and modifications on the GT-33 models are absorbed by the client/dealership.” For example, it is unclear whether Mr. Sharp initially pays the costs of customizing and modifying the GT-33 and is reimbursed for those costs when he is retained by a dealership as a consultant. In this regard, we note your statement that currently Mr. Sharp does not receive funds from the sales of the cars, which suggests that Mr. Sharp does not recoup the costs of customizing and modifying the GT-33 in that manner.

RESPONSE: Neither Mr. Sharp nor the Company incur the costs of refurbishing the GT-33.  The accessories for the cars are paid for solely by the dealership and flown through into the price.  Mr. Sharp receives a monthly stipend and is currently negotiating a variable compensation model based upon the number of vehicles sold.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

7.

We note your response to comment 18 in our letter dated March 12. 2010. However, it does not appear that you have included the discussion of your loan from Southridge LLC in your filing. Please revise your disclosure to discuss this loan.

RESPONSE:  Prior financial statements were incorrect.  The loan was not from Southridge but directly from Mr. Sharp.

8.

Please revise your disclosure to provide additional detail regarding your “new consulting agreement,” as you do on page 22.

RESPONSE:  See answer to 6 above

Results of Operations for the Year Ended June 30. 2010 as Compared to Year Ended June 30. 2009. page 24

9.

It appears that service expense - related party decreased by $895. Please revise. In addition, please disclose the increase in professional fees and the reasons for the increase.

RESPONSE: will change in that we are going to have 6 month statements thru 12/31

Liquidity and Capital Resources, page 24

10.

We note your statement that you “have sufficient funds on hand to commence business operations.” However, elsewhere in your filing you state that you already have commenced operations. Please revise your disclosure so that it is consistent.

RESPONSE:  We have revised the statement to state “recommence operations.”

11.

You state in your response to comment 17 in our letter dated March 12, 2010 that your sole officer and director has agreed to pay operating expenses until sufficient consulting revenues have been generated. We also note your disclosure in the description of property section on page 23 regarding the agreement to fund operating expenses until sufficient consulting revenues are received. Please disclose the existence, nature and terms of this agreement in your discussion of liquidity and capital resources.

RESPONSE:  Mr. Sharp will not take any salary until such time that there are ample revenues to cover costs

Controls and Procedures, page 25

12.

Please delete this section since it is not applicable to your Form S-l registration statement.

RESPONSE:  The section has been deleted.

Executive Compensation, page 27

13.

It appears that compensation paid to Mr. Sharp during 2010 differs from the related party service expense disclosed in your financial statements, which we understand represents salaries paid to Mr. Sharp. Please revise the table or advise.

RESPONSE:  Mr. Sharp did not receive any compensation for fiscal years ending on June 30, 2011 and 2010

Transactions with Related Persons. Promoters and Certain Control Persons, page 28

14.

Your disclosure regarding the terms of use of your current office space is unclear. Please revise to clarify the current terms of such use.

RESPONSE: As stated in the S-1, Mr. Sharp uses his own private residence.

Financial Statements, page F-1

15.

We note your disclosure in the footnote to the table in Item 13 - Other Expenses of Issuance and Distribution, that a portion of legal fees and expenses are being deferred by your prior law firm until such time you have sufficient resources. Please tell whether you recognized the deferred fees and expenses in your financial statements and, if so, how the expense and liability are classified. If not, please tell us why your accounting for the legal fees and expenses complies with GAAP.

RESPONSE:   These are estimated expenses. We shall leave the estimate intact until such time that the filings have been approved.  Currently, there are no accruals for legal fees as all fees for such services have been paid to date.

Notes to Consolidated Financial Statements, page F-6

Note 2 - Summary of Significant Accounting Policies, page P-6 Audit Expense, page F-7

16.

Your response to comment 13 in our letter dated March 12, 2010 is the same response that was provided to comment 19 in our letter dated October 22, 2009. As such, we reissue the comment: Please tell us your consideration of Section 5290.05 of the AlCPA's Technical Questions and Answers. In addition, tell us your basis in GAAP for recognizing expenses for services not provided as of the balance sheet dates.

RESPONSE:  Our prior classification was not correct. We have only accounted for expenses incurred at the balance sheet date.

Note 3 -Loan from Related Party, page F-8

17.

We understand that you recognized the expenses paid by Mr. Sharp in your financial statements. Please clarify your disclosure in the fourth sentence as the expenses were not paid pursuant to Accounting Standards Codification 230.

RESPONSE: The expense for the audit was accrued but not yet paid

Signatures

18.

We note your response to comment 23 in our letter dated March 12, 2010, however it does not appear that you have revised your signature page accordingly. Please revise.

RESPONSE: The signature page has been appropriately revised.

Exhibit 5.2

19.

We note counsel's opinion that the common stock “will be duly authorized and legally issued, fully paid and non-assessable upon issuance.” Given that the stock to be offered for resale pursuant to the registration statement already is outstanding, counsel should opine that the shares are duly authorized, legally issued, fully paid and non-assessable. Please revise.

RESPONSE:  The Opinion has been revised

20.

In the last paragraph, counsel refers to the reference of the firm under the caption “Interest of Named Expert and Counsel.” However, no such reference is provided. Please revise the prospectus to include the name and address of counsel.

RESPONSE: We have named the Expert and Counsel in the Registration Statement. It is Anslow & Jaclin, LLP

21.

We note that you still refer to the legal opinion of Krieger & Prager, LLP in exhibit 5.1 and the related consent in exhibit 23.2. Please delete these references and re-file the Anslow and Jaclin LLP opinion as exhibit 5.1 or advise.

RESPONSE:  We have eliminated reference to this opinion in the Registration Statement.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose  the  Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Robert J. Sharp

Robert J Sharp